SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  27 June 2012

Management Transactions

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified by Banco Espírito Santo, S.A. (“BES”) of the following transactions on PT shares carried out by Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES:

Date	Transation	Location	Price (€)	No of shares
18-Jun-12	Sale	Regulated Market	3.27	30,491
			3.271	8,501
			3.272	3,456
			3.273	2,995
			3.274	4,557
			3.275	17,431
			3.276	7,569
			3.277	10,000
			3.28	58,830
			3.281	1,170
			3.286	10,000
			3.288	3,418
			3.29	26,063
			3.291	10,000
			3.292	16,582
			3.293	15,559
			3.294	1,913
			3.295	31,878
			3.298	8,087
			3.3	25,000
			3.304	101,500

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Date	Transation	Location	Price (€)	No of shares
19-Jun-12	Sale	Regulated Market	3.3	27,554
			3.301	2,000
			3.306	5,058
			3.31	64,977
			3.311	14,821
			3.314	20,000
			3.315	70,787
			3.316	21,813
			3.318	10,000
			3.319	10,000
			3.32	50,847
			3.321	2,288
			3.322	5,000
			3.323	13,160
			3.325	23,389
			3.326	5,739
			3.327	7,567
			3.33	50,000

Date	Transation	Location	Price (€)	No of shares
20-Jun-12	Sale	Regulated Market	3.32	150,726
			3.321	20,445
			3.324	13,797
			3.325	40,539
			3.326	30,102
			3.327	15,562
			3.33	101,310
			3.331	7,079
			3.332	22,111
			3.333	10,000
			3.334	10,000
			3.335	10,000
			3.336	5,000
			3.338	10,000
			3.34	31,329
			3.341	2,000
			3.342	5,000
			3.347	5,000
			3.349	5,000
			3.35	5,000

Date	Transation	Location	Price (€)	No of shares
21-Jun-12	Sale	Regulated Market	3.35	25,000
			3.353	15,000
			3.354	10,000
			3.355	192,500
			3.356	10,000
			3.357	80,000
			3.358	10,000
			3.36	76,548
			3.361	744
			3.362	10,911
			3.365	34,862
			3.366	18,563
			3.367	872
			3.368	15,000

Date	Transation	Location	Price (€)	No of shares
22-Jun-12	Sale	Regulated Market	3.355	5,000
			3.359	5,000
			3.36	15,000
			3.363	5,000
			3.365	2,000
			3.369	5,000
			3.37	5,000
			3.374	10,000
			3.375	18,000
			3.378	15,000
			3.38	10,000
			3.388	5,000
			3.39	35,000
			3.392	20,000
			3.393	12,031
			3.394	15,000
			3.395	5,000
			3.396	5,000
			3.397	20,000
			3.399	10,000
			3.4	122,500
			3.403	5,000
			3.405	27,500
			3.406	17,500
			3.407	5,000
			3.409	5,000

Date	Transation	Location	Price (€)	No of shares
22-jun-2012	Sale	Regulated Market	3.41	35,992
			3.411	3,477
			3.415	20,000
			3.42	5,000
			3.424	15,000
			3.425	26,000
			3.427	17,000
			3.43	48,000
			3.435	25,000
			3.437	10,000
			3.44	10,000
			3.445	44,757
			3.446	3,224
			3.447	2,019
			3.45	12,250
			3.451	7,250
			3.455	15,420
			3.456	19,675
			3.457	51,953
			3.458	11,068
			3.46	95,051
			3.461	889
			3.462	15,000
			3.463	60
			3.464	500
			3.465	25,000
			3.47	75,884

Additionally, PT was informed on the following summary of the abovementioned transactions:

•                  Sale on 18 June 2012 of 395 thousand PT shares, on the market, at an average price of Euro 3.28973;

•                  Sale on 19 June 2012 of 405 thousand PT shares, on the market, at an average price of Euro 3.3168;

•                  Sale on 20 June 2012 of 500 thousand PT shares, on the market, at an average price of Euro 3.32763;

•                  Sale on 21 June 2012 of 500 thousand PT shares, on the market, at an average price of Euro 3.35751;

•                  Sale on 22 June 2012 of 1 million PT shares, on the market, at an average price of Euro 3.42445.

PT was further informed that Avistar is a person closely related to PT’s Non Executive Director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar, and therefore this latter has the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code.

According to information received from BES, after these transactions the voting rights attached to 112,697,989 PT shares (of which 112,676,327 shares are held by Avistar), representing 12.57% of PT’s share capital and corresponding voting rights, were attributed to BES.

This announcement is pursuant to article 248-B of the Portuguese Securities Code and article 14 of the CMVM Regulation no. 5/2008 and follows a communication received from Banco Espírito Santo, S.A., a public company with registered office at Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal, with a share capital of Euro 5,040,124,063.26, registered in the Lisbon Commercial Registry Office under corporation number 500 852 367.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.